UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and Purchasers must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Huge Legal Technology Company, Inc.
(doing business as Trust & Will)

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> October 26, 2017

Physical address of issuer
550 West B St, 4th FL, San Diego, CA 92101

Website of issuer
https://trustandwill.com

Name of intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00 per Unit of SAFE

Target offering amount
$25,000

Valuation Cap
$12,000,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)

$1,070,000

Deadline to reach the target offering amount
April 30, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end (12/31/17)	Prior fiscal year-end
Total Assets	$124,810	0
Cash & Cash Equivalents	$124,810	0
Accounts Receivable	$0	0
Short-term Debt	$0	0
Long-term Debt	$165,000	0
Revenues/Sales	$0	0
Cost of Goods Sold	$0	0
Taxes Paid	$0	0
Net Income	$0	0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 11, 2019

FORM C

Up to $1,070,000

Huge Legal Technology Company, Inc.,
d/b/a



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Huge Legal Technology Company, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000 and up to $1,070,000 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Crowdfunding Simple Agreement for Future

Equity ("Crowd SAFE").

Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

If a prospective investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investment commitment will be cancelled and the committed funds will be returned.

In order to purchase the Securities you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Potential investor funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Potential investors may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify potential investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the potential investors. If any material change (other than reaching the Minimum Amount) occurs related to the Offering, or the Securities offered herein, prior to the Offering Deadline, the Company will provide notice to potential investors and request reconfirmations from potential investors who have already made commitments. If a potential investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the potential investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a potential investor does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon the initial closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any potential investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective Purchaser must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities, as shown below:

	Price to Purchasers	Service Fees and Non-securities Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250	$15	$235
Aggregate Minimum Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants as well as fees due to the Escrow Agent and payment processors.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investor must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://trustandwill.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 11, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to Purchasers, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS

FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND THE TERMS AND CONDITIONS SET FORTH IN THE SECURITY INSTRUMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN PURCHASERS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN PURCHASERS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS

OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations or aspirational statements not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 calendar days after the end of the Company's calendar year.

Once posted, the annual report may be found on the Company's website at:
https://trustandwill.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and are seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This

Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Huge Legal Technology Company, Inc. (the "Company" or "Trust & Will") is a Delaware corporation, was formed on October 26, 2017. The Company is currently also conducting business under the name of Trust & Will.

The Company is located at 550 West B St, 4th FL, San Diego, CA 92101.

The Company's website is https://trustandwill.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is modernizing the estate planning industry with an easy, fast, and secure way to set up estate plans online.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per Purchaser	$250
Offering deadline	April 30, 2019
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting Rights	See the description of the voting rights on page 42 hereof.

*The total number of Securities outstanding is subject to increase in an amount equivalent to OpenDeal Portal LLC dba Republic's commission of 2% of the Securities issued in the Offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business and services subject us to complex and evolving U.S. laws and regulations regarding the unauthorized practice of law, or "UPL", legal document processing and preparation, legal plans, privacy and other matters. These laws and regulations may result in claims, changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Our business involves providing services that meet the legal needs of our customers and, as a result, is subject to a variety of complex and evolving U.S. laws and regulations, including the following:

• Our business model includes the provision of services that represent an alternative to traditional legal services, which subjects us to allegations of UPL. UPL generally refers to an entity or person giving legal advice who is not licensed to practice law. However, laws and regulations defining UPL, and the governing bodies that enforce UPL rules, differ among the various jurisdictions in which we operate. We are unable to acquire a license to practice law in the United States or employ licensed attorneys to provide legal advice to our customers, because we do not meet the regulatory requirement of being exclusively owned by licensed attorneys. We are also subject to laws and regulations that govern business transactions between attorneys and non-attorneys, including those related to the ethics of attorney fee-splitting and the corporate practice of law.

• Regulation of legal document processing and preparation services varies among the jurisdictions in which we conduct business.

• Regulation of our legal documents varies considerably among the insurance departments, bar associations and attorneys general of the particular states in which we offer, or plan to offer, our legal documents. In addition, some states may seek to regulate our legal documents as insurance or specialized legal service products.

Additionally, we are required to comply with laws and regulations related to privacy and the storing, use, processing, disclosure and protection of personal information and other customer data.

Our business operations also subject us to laws and regulations relating to general business practices and the manner in which we offer our services to customers subjects us to various consumer laws and regulations, including false advertising and deceptive trade practices.

The scope of these laws and regulations are often vague and broad, and their applications and interpretations are often uncertain and conflicting.

Compliance with these disparate laws and regulations requires us to structure our business and services differently in certain jurisdictions. We dedicate significant management time and expense to dealing with these issues and expect that these issues will continue to be a significant focus as we expand into other services and jurisdictions.

In addition, any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits and prosecutions. We expect to incur costs associated with responding to, defending and settling such proceedings, particularly those related to UPL, and the provision of our services more generally. We can give no assurance that we will prevail in such regulatory inquiries, claims, suits and prosecutions on commercially reasonable terms or at all. Responding to, defending and/or settling regulatory inquiries, claims, suits and prosecutions may be time-consuming and divert management and financial resources or have other adverse effects on our business. A negative outcome in any of these proceedings may result in changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

If we fail to safeguard our customers' information and privacy, our brand and reputation may be harmed, customers may curtail or stop using our services and we may face claims and potential liabilities, which could adversely affect our business, results of operations, financial condition and future prospects.

Our online platform involves the receipt, use, storage, processing and transmission of information from and about our customers, some of which may be personal or confidential. We rely on encryption and authentication technology licensed from third parties to secure the storage and transmission of customer information. Sophistication of intrusion techniques used to gain unauthorized access to, or sabotage systems, change frequently and are generally not recognized until launched against a target. We may be unable to anticipate these techniques or implement adequate preventative measures. Third parties may also attempt to fraudulently induce our employees or customers to disclose information in order to gain access to customer information. A third party that is able to circumvent our security measures could misappropriate customer or proprietary information or cause interruptions in our business and operations. Computer malware, viruses, hacking and phishing attacks, and spamming could also harm our business and operations. If an actual or perceived breach of our security measures occurs as a result of third-party action, employee error, malfeasance or otherwise, our brand and reputation may be harmed, customers may curtail or stop using our services and we may face claims and potential liabilities, which could adversely affect our business, results of operations, financial condition and future prospects.

We expect to face increasing competition in the online and offline legal services markets from law firms, solo attorneys, online legal document services, national legal documents and other service providers and our failure to effectively compete with these providers may adversely affect our business, results of operations, financial condition and future prospects.

We face competition from law firms and solo attorneys, online legal document services, national legal plans and other service providers. The online legal document services market is evolving rapidly and is becoming increasingly competitive. Other companies that focus on the online legal document services market, such as LegalZoom, Willing.com, RocketLawyer and law firms that may elect to pursue the online legal document services market, can and do directly compete with us. Law firms and solo attorneys, who provide in-person consultations and are able to provide direct legal advice that we cannot offer due to laws and regulations regarding UPL, compete with us offline and have and may develop competing online legal services. We also compete with several national legal plans. Many legal plan competitors have focused on employer-sponsored markets or have acquired customers through in-person multi-level marketing. Some legal plan companies may decide to migrate into the direct to-consumer market and offer plans that compete with ours. Our competitors, whether they are online legal document providers, legal plan providers, law firms or solo attorneys, may also be developing innovative and cost-effective services that target our existing and potential customers. We expect to face increasing competition from offline and online legal services providers in our market, and our failure to effectively compete with these providers may adversely affect our business, results of operations and future prospects.

We have a limited operating history upon which you can evaluate our performance, and

accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on October 26, 2017. Accordingly, we have a limited operating history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on its Chief Executive Officer, Cody Barbo, and its Chief Operating Officer Daniel Goldstein. The loss of Cody Barbo or Daniel Goldstein or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to

sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Daniel Goldstein and Cody Barbo in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Daniel Goldstein or Cody Barbo die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and potentially various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made. To date the Company has not paid any income taxes.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation,

testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.
You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products or services. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved, the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survive termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to

unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The current products we sell are commoditized, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain competitiveness in online estate planning, or our business operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our third-party data centers as a result

of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites. As a result, we will need to continue to improve and expand our third-party hosting relationships and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until at least one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF and the terms and conditions of the security instrument. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose his or her entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with his or her own attorney and business advisor prior to making any investment decision. The Company's right to repurchase the Securities at a minimum premium should not be construed as a guarantee of a return on investment as the right is solely held by the Company and cannot be forced by the investor.

The Securities do not accrue interest or otherwise compensate Purchasers for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Purchasers generally will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible equity financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Purchaser. The right of repurchase held by the Company does not provide for interest to be paid on the Security, this means that factors like inflation and the relative value of the dollar may mean the minimum premium return may not even provide a return of principal.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 75.0% of the Company. Subject to any fiduciary duties owed to our other owners or Purchasers under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to similar offerings by third-parties that have been conducted pursuant to Regulation CF. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders unless and until the Company decides to convert the Securities into CF Shadow Preferred Stock or until an IPO or sale of the Company provided the Company has not first invoked its right to repurchase the Securities.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities or as otherwise provided in the security instrument. The Company is under no obligation to convert the Securities into the type of equity Securities Purchasers are entitled to receive upon such conversion ("CF Shadow Preferred Stock"). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company. The Company retains a right to repurchase the securities for the greater of their fair market value or a minimum return amount; this right can be exercised at any time, so long as the Company achieves gross revenues in excess of $1,000,000 per annum and has not planned and does not anticipate a Liquidity Event in the next 12 calendar months; this means, even if the Company eventually has an IPO or is sold, Purchasers may be prevented from becoming equity holders or seeing the full return as if they had become equity holders at the time of such IPO or sale of the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Preferred Stock.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Preferred Stock except to the extent required by applicable law. Upon such conversion, CF Shadow Preferred Stock will have no voting rights and even in circumstances where a statutory right to vote is provided by applicable law, the CF Shadow Preferred Stock holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Preferred Stock holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF or other applicable law.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF or other applicable law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Preferred Stock, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a Liquidity Event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company. However, the Company may demand a repurchase of the Securities.

The Company may never elect to convert the Securities, undergo a Liquidity Event or repurchase the Securities.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a Liquidity Event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. While the Company reserves the right to repurchase the securities at the greater of a predetermined premium or the fair market value, the Company may never elect to do so. See *The Company may demand that the Purchaser sells his or her Securities to the Company.*

The Company may demand that the Purchaser sells his or her Securities to the Company.
The Company may demand that the Purchaser sells the Purchaser's Securities back to the Company, subject to certain terms and conditions. If the Company achieves gross revenues in excess of $1,000,000 per annum and the Company has not planned and does not anticipate a Liquidity Event in the next 12 calendar months, the Company, at its sole discretion, may announce and implement a repurchase of the Securities, the price paid being the greater of (A) the purchase amount plus a fifty-percent (50%) premium or (B) the fair market value of such Security, as determined by an independent third party. While the Company must certify that no Liquidity Event happens within the 12 months preceding the repurchase or make the Purchaser whole if a Liquidity Event does occur, and such liquidity event would have left the Purchaser in a better financial, the investor may still lose the full benefit of their potential investment due to the repurchase.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that

incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, unless the "Valuation Cap" (as described below) affects the conversion, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully anticipated by management. It is not possible to foresee all risks that may affect the Company. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company is modernizing the estate planning industry with an easy, fast, and secure way to set up an estate plan online.

Business Plan

The Company is committed to bringing the best user experience to its customers through its innovative software. The Company's business strategy leverages its unique ability to design and develop its own software to provide its customers products and solutions with innovative design, superior ease-of-use, and seamless integration. As part of its strategy, the Company continues to expand its platform and explore new product offerings.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

Last Will & Testament	A Last Will and Testament allows you to control what happens to your estate after your death	We are targeting Americans (18+) without a will
Guardian	Nomination of guardians for minor children	Targeting parents with minor children
Revocable Living Trust	Allows customers to avoid probate so assets will be managed if they are incapacitated	Targeting homeowners and individuals with financial assets

Our platform is built and designed for the tens of millions of adults in the U.S. who acknowledge they need an estate plan, but haven't gotten around to creating one yet. We acquire customers through paid acquisition on social media and via business partnerships.

Competition

The Company's primary competitors are Legalzoom and Willing.com. Estate planning is one of the last industries that continue to require wet signatures (i.e. digital signatures are not allowed) and in-person notaries to create a legally binding document; however, in many jurisdictions there are movements to allow for the use of electronic signatures. We are building out an entirely digital experience to make the Company the category leader for modern estate planning solutions.

Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our potential customers are the approximately forty five million parents in the U.S. with children under 18 who currently do not have a will or trust in place.

Intellectual Property

The Company has developed and continues to develop proprietary software in order to provide its core product offerings online. Additionally, the Company licenses third-party software in connection with the development of the product offerings and operation of the business.

Governmental/Regulatory Approval and Compliance

Estate planning can be a complex and arcane area of law, and one that can vary in many details from state to state. While the legal framework has evolved on a state-by-state basis, the fundamental principles and objectives of estate planning are largely consistent across jurisdictions although careful navigation of legal requirements is necessary. The Company, through its in-house counsel, takes the following three-step approach in preparing a product template to roll out into a new state.

- A review of statutes related to the fundamental requirements for creating a valid document.

  - Verifying the minimum requirements to make the document effective and binding.

    - Required contents, including any required statements of intent.
    - Age and capacity of the signer.
    - Witness requirements, including the number, age, and capacity requirements.
    - Execution requirements and formalities, such as signing in the simultaneous presence of witnesses and/or notaries.

  - The Company confirms that the product complies with these minimum requirements and verifies that the signature process meets or exceed these requirements.

- A review of statutes related to the permissible contents (as opposed to the minimum requirements).

  - Verification of the legal terminology used in each state and verification that the default/boilerplate provisions are consistent with state requirements.

    - The Company prepares state-specific provisions if the default/boilerplate provisions are not consistent with state requirements.

  - Review of any statutes related to the legal effect of each document type and the rights, powers, and authorities affected by the document.

    - Examples include state limits on expanding or restricting the duties and powers of executors and trustees, state requirements for specifying healthcare decisions in advance, and state requirements for designating a guardian for a minor in the event of the death or incapacity of the parent.
    - The Company will review the applicable statutes and requirements, verify compliance, and if necessary, prepare state-specific provisions to comply with the statutes and requirements.

  - Review of the document-specific statutes and additional steps that may be taken in connection with executing the document.

    - For a will, an example is the availability of and requirements for using a self-proving affidavit. If a self-proving will is permitted, the Company drafts a self-proving affidavit that complies with the state-specific requirements.
    - For a trust, an example is the ability of a trustee to delay or divert a distribution to a minor or an incapacitated individual during the period of minority or

incapacity. If necessary, the Company drafts state-specific provisions detailing when and how a trustee may delay or divert such a distribution.

- A broad review to identify any other information or requirements that may be relevant to the document and/or the Company's ability to offer the document in the applicable state.

  o A review of statutory and case law, secondary sources and general research regarding any issues that other online legal document generators or legal service companies may have encountered. The Company makes sure that its product offering complies with all such known requirements before transacting any business or offering any product in a state.
  o A review of statutorily-approved forms or forms that are the de-facto standard in a state. If a particular form is statutorily-approved or a de-facto standard, the Company will consider adopting or incorporating that form for more widespread recognition and acceptance.
  o If any questions or concerns arise in any part of the review and research process, additional research is performed to resolve any concerns, or the state is marked as one the Company cannot operate in until further notice.

Litigation

On September 14, 2018, Andrew Kuchera filed a lawsuit against the Company in a Texas state court located in Travis County, Texas alleging breach of contract, conversion and quantum meruit and seeking damages and specific performance with respect to the issuance of capital stock in the Company. The Company believes the lawsuit is without merit. The parties have notified the Court that they have reached a settlement agreement in principle and that with respect to such matter definitive agreements are in the process of being negotiated.

Other

The Company's principal address is:

550 West B Street, 4th floor
San Diego, CA 92101

The Company has the following additional addresses:

None.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the anticipated use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing (social ads, SEO, & link building, PPC & Google Ads, affiliate marketing, and partnerships)	30%	$7,500	38%	$406,600
Research and Development (enhance existing products and develop new products)	30%	$7,500	12%	$128,400
General Working Capital (hiring, technology stack, travel expenses for industry specific conferences)	34%	$8,500	44%	$470,800
Intermediary Fee	6%	$1,500	6%	$64,200
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

General marketing expenses will be used to expand awareness about the Company's products in order to increase customer acquisition. Research and development expenses will be used to improve and/or expand the Company's existing product offerings. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if the Company's Board of Directors moves forward with adding members to the team to support existing or new Company initiatives or otherwise determines that it is in the best interests of the Company and its investors to focus the use of proceeds in one or more different areas. **The Company retains the right and ultimate discretion to alter the Use of Proceeds in all respects after the Offering closes if business considerations dictate such actions are in the best interest of the Company.**

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Goldstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Operating Officer and Secretary, 12/1/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP Strategy & Business Development at Seamgen, LLC (a software development agency) 12/14 to 05/17

Education

Baylor University, Bachelor of Arts in business, finance and real estate

Name

Cody Barbo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer, President, Chief Financial Officer and Treasurer, 12/1/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder & CEO at Industry Careers, Inc. (hiring platform for restaurants), 05/14 to 06/17

Education

San Diego State University, Bachelor of Science in communications

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel Goldstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Operating Officer and Secretary, 12/1/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP Strategy & Business Development at Seamgen, LLC, 12/14 to 05/17

Education

Baylor University, Bachelor of Arts in business, finance and real estate

Name

Cody Barbo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Executive Officer, President, Chief Financial Officer and Treasurer 12/1/17 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder & CEO at Industry Careers, Inc., 05/14 to 06/17

Education

San Diego State University, Bachelor of Science in communications

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has six (6) employees in California.

The Company has the following at will offer letters in place with:

Employee	Description	Effective Date
Eric Urhausen	Lead Developer	May 18, 2018
Patrick Hicks	In House Legal Advisor	January 11, 2018
Brian Lamb	Head of Product	July 21, 2018
Devin Ledesma	Developer	October 29, 2018

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Summary of Convertible Notes
Amount outstanding	$1,955,000 Original Principal Amount
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company has issued convertible notes with three different sets of terms including valuation caps lower than the Crowd SAFE. The convertible notes will convert into stock of the Company upon the sale of a certain amount of stock (conversion trigger) in which case the holder of a Crowd SAFE will see their ownership percentage in the Company diluted.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Multiple parties
Amount outstanding	$410,000
Interest rate	4%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	No earlier than March 23, 2020
Other material terms	Valuation cap of $4,000,000, conversion discount of 20%, conversion trigger of $1,000,000 and interest rate of 4%.

Type of debt	Convertible Notes
Name of creditor	STAR POWER PARTNERS II LLC
Amount outstanding	$100,000
Interest rate	5%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	No earlier than January 26, 2020
Other material terms	Valuation cap of $4,000,000, conversion discount of 20%, conversion trigger of $250,000 and interest rate of 5%. Also provides for optional conversion at maturity at a $2,000,000 valuation cap and a change of control provision.

Type of debt	Convertible Notes
Name of creditor	Multiple parties
Amount outstanding	$1,445,000
Interest rate	4%
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	No earlier than March 23, 2020
Other material terms	Valuation cap of $6,000,000, conversion discount of 20%, conversion trigger of $1,000,000 and interest rate of 4%. Also provides for a change of control provision.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	54,000	$20,000	Operating Expenses	January 19, 2018	4(a)(2)
Convertible Notes	3 different sets of terms (See details above).	$1,955,000	Operating Expenses	First note issued 11/30/17 with ongoing issuances.	4(a)(2)

Ownership (Fully Diluted)

75% of the Company is owned by two key founders (Cody Barbo and Daniel Goldstein), 6% by Techstars Anywhere 2017 LLC, with the balance of 19% being shares allocated under the stock incentive plan of the Company.   Option grants provided to employees under the stock incentive plan equal 9.5% of the Company with an additional 9.5% available to be granted. These fully diluted ownership numbers do not reflect the potential ownership of capital stock by holders of convertible notes.

Below the beneficial owners of 20% percent or more of the Company's outstanding equity securities, calculated a fully diluted basis, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Cody Barbo	37.5%
Daniel Goldstein	37.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since the Company launched its 'Will' product in 2018 the Company has generated approximately $49,000 in total revenue through December 31, 2018. Monthly operating expenses during 2018 averaged approximately $70,000 comprising of a blend of personnel, marketing, software, professional and other services, and office rent.

Liquidity and Capital Resources

The Offering proceeds are essential to Company plans for ongoing operations. The Company plans to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering:

Multiple convertible note sales and the sale of common stock. See "Capitalization and Ownership" above for further information.

Capital Expenditures and Other Obligations

The Company does not currently have plans to make any material capital expenditures.

The Company has a signed agreement with a national life insurance company. The national life insurance company is paying a discounted/bulk rate on the back end for each will transacted with one of their policyholders. There is a both a minimum and maximum number of wills that may be purchased at a pre-negotiated price.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

The Company was founded on October 26th, 2017. During 2017 working capital was provided from $165,000 raised via convertible notes and $67.50 from the sale of common stock. There were no product sales during 2017. During 2017 $40,556 was incurred in operating expenses. The cash balance at the end of 2017 was $124,810.

During 2018, $1,790,000 was raised through the issuance of additional convertible notes. An additional $20,000 was raised from the sale of common stock. The Company continues to raise capital through the issuance of additional convertible notes from high net worth individuals and institutional investors in order to fund operations. There is no assurance that continued funding will be available to fund operations. The Company anticipates its monthly use of cash will increase in order to scale operations ahead of anticipated revenue growth. Anticipated future funding along with funds already received should sustain operations for at least one (1) year at which time the Company will look to secure an equity round of financing from venture capital sources. Other than convertible notes, no debt funding has been received from conventional lines of bank credit or other non-bank sources. The Company is seeing legacy financial and life insurance institutions offering last will and testaments as a membership benefit.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from Purchasers in an amount totaling the Minimum Amount by April 30, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential Purchasers without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Potential investor funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Potential investors may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify potential investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the potential investors. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to potential investors and request reconfirmations from potential investors who have already made commitments. If a potential investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the potential investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a potential investor does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any potential investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The minimum amount that an investor may invest in the Offering is $250.

The Offering is being made through OpenDeal Portal LLC dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd SAFE instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 1,000,000 shares of common stock, par value $0.0001 per share, of which 729,000 common shares will be issued and outstanding and 171,000 shares have been reserved for issuance under the Company's stock incentive plan (of which stock options to purchase 85,500 shares have been granted).

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Preferred Stock, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by applicable law, 2) they must vote in accordance with the holders of a majority of the Company's preferred stock with respect to any such required vote and 3) they are not entitled to any inspection or information rights except as required by applicable law. The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Preferred Stock equal to:

(a) the quotient obtained by dividing (x) the amount the Purchaser paid for the Securities (the "Purchase Amount") by (y) the lowest price per share of the Securities sold in such Equity Financing (as adjusted for the Valuation Cap of $12,000,000 as specified in the Crowd SAFE, if applicable).

The applicable denominator that is used in "(y)" above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Preferred Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the

Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) automatically receive a number of shares of common stock of the Company equal to the Purchase Amount divided by the price per share equal to the Valuation Cap divided by the Liquidity Capitalization, which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, and (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes") if the Purchaser fails to select the cash option.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers, holders of other Safes and holders of outstanding convertible promissory notes (collectively, the "Cash-Out Purchasers") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Purchasers in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. Notwithstanding the foregoing sentence, a transaction shall not constitute a Change of Control if the primary purpose is to change the jurisdiction of the Company's incorporation, create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction, or engage in a bona fide equity financing transaction.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing but before any termination of the Securities, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) automatically receive from the Company a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price if the Purchasers fails to select the cash option. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any convertible promissory notes or series of preferred stock then outstanding, all of its assets legally available for distribution with equal

priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event, right of repurchase or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted (except as required by applicable law).

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an offering registered with the U.S. Securities and Exchange Commission or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any

Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Repurchase Right

If the Company achieves gross revenues in excess of $1,000,000 per annum and the Company has not planned and does not anticipate a Liquidity Event in the next 12 calendar months, the Company, at its sole discretion, may announce and implement a repurchase of Crowd SAFEs. The repurchase price shall be the greater of:

- the amount paid by the Purchaser, plus a premium of 50%; or
- the fair market value of the Crowd SAFE as determined by an independent third party.

If a Liquidity Event occurs prior to the twelve (12) month anniversary of the repurchase, and such Liquidity Event is at a value higher than the valuation placed on the Company by the independent third party at the time of repurchase, the Company must provide compensation to make the Purchaser whole (as if they had participated in the Liquidity Event).

Other Material Terms

- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN

CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign Purchasers may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

A current convertible note investor in the Company is related to Daniel Goldstein.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

None.

OTHER INFORMATION

Bad Actor Disclosure
 None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Cody Barbo
_____
(Signature)

Cody Barbo
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Goldstein
_____
(Signature)

Daniel Goldstein
_____
(Name)

COO, Director and Secretary
_____
(Title)

_____
(Date)

/s/Cody Barbo
(Signature)

Cody Barbo
(Name)

CEO, Director, President, Chief Financial Officer and Treasurer
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

Video Transcript

EXHIBIT D

Form of Crowd SAFE